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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 2)*




                               STATS CHIPPAC LTD.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                        ORDINARY SHARES, S$0.25 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    85227G102
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which Schedule is filed:

         [   ]   Rule 13d-1(b)

         [   ]   Rule 13d-1(c)

         [ X ]   Rule 13d-1(d)



* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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                                  SCHEDULE 13G


CUSIP No. 85227G102
--------------------------------------------------------------------------------

    1       Names of Reporting Persons
            I.R.S. Identification Nos. of above persons (entities only)

                     TEMASEK HOLDINGS (PRIVATE) LIMITED
--------------------------------------------------------------------------------

    2       Check the Appropriate Box if a Member of a Group *
                                                                     (a)  [  ]
                                                                     (b)  [  ]
--------------------------------------------------------------------------------
    3       SEC Use Only

--------------------------------------------------------------------------------
    4       Citizenship Or Place Of Organization

                     REPUBLIC OF SINGAPORE
--------------------------------------------------------------------------------
            NUMBER OF                 5     Sole Voting Power
                                                 - -
              SHARES                  ------------------------------------------
                                      6     Shared Voting Power
           BENEFICIALLY                          712,228,050 **
                                      ------------------------------------------
          OWNED BY EACH               7     Sole Dispositive Power
                                                 - -
            REPORTING                 ------------------------------------------
                                      8     Shared Dispositive Power
           PERSON WITH                           712,228,050 **
--------------------------------------------------------------------------------

    9       Aggregate Amount Beneficially Owned By Each Reporting Person

                     712,228,050 **
--------------------------------------------------------------------------------

    10      Check box if the Aggregate Amount In Row (9) Excludes Certain
            Shares *                                                      [  ]

--------------------------------------------------------------------------------

    11      Percent Of Class Represented By Amount In Row (9)

                     36.6% AS AT FEBRUARY 2, 2005
--------------------------------------------------------------------------------
    12      Type Of Reporting Person *

                     HC
--------------------------------------------------------------------------------

                     *     SEE INSTRUCTIONS BEFORE FILLING OUT

                    **     SEE ITEM 4 OF SCHEDULE





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                                  SCHEDULE 13G


CUSIP No. 85227G102
--------------------------------------------------------------------------------
    1       Names of Reporting Persons
            I.R.S. Identification Nos. of above persons (entities only)

                     SINGAPORE TECHNOLOGIES SEMICONDUCTORS PTE LTD
--------------------------------------------------------------------------------
    2       Check the Appropriate Box if a Member of a Group *
                                                                     (a)  [  ]
                                                                     (b)  [  ]
--------------------------------------------------------------------------------
    3       SEC Use Only

--------------------------------------------------------------------------------
    4       Citizenship Or Place Of Organization

                     REPUBLIC OF SINGAPORE
--------------------------------------------------------------------------------
            NUMBER OF                 5     Sole Voting Power
                                                 712,228,050 **
              SHARES                  ------------------------------------------
                                      6     Shared Voting Power
           BENEFICIALLY                          - -
                                      ------------------------------------------
          OWNED BY EACH               7     Sole Dispositive Power
                                                 712,228,050 **
            REPORTING                 ------------------------------------------
                                      8     Shared Dispositive Power
           PERSON WITH                           - -
--------------------------------------------------------------------------------
    9       Aggregate Amount Beneficially Owned By Each Reporting Person

                     712,228,050 **
--------------------------------------------------------------------------------
    10      Check box if the Aggregate Amount In Row (9) Excludes Certain
            Shares *                                                      [  ]

--------------------------------------------------------------------------------
    11      Percent Of Class Represented By Amount In Row (9)

                     36.6% AS AT FEBRUARY 2, 2005
--------------------------------------------------------------------------------
    12      Type Of Reporting Person

                     HC
--------------------------------------------------------------------------------

                     *     SEE INSTRUCTIONS BEFORE FILLING OUT

                    **     SEE ITEM 4 OF SCHEDULE





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This Schedule 13G filing amends and restates in its entirety the Schedule 13G filed on February 13, 2004.


ITEM 1(a).        NAME OF ISSUER

The name of the issuer is STATS CHIPPAC LTD., a company organized under the laws of the Republic of Singapore (the "Issuer").


ITEM 1(b)         ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

The principal executive offices of the Issuer are located at 5 Yishun Street 23, Singapore 768442.


ITEM 2(a)         NAME OF PERSON FILING

The persons filing this Statement are (i) Temasek Holdings (Private) Limited ("Temasek"), a company organized under the laws of the Republic of Singapore, and (ii) Singapore Technologies Semiconductors Pte Ltd ("Singapore Technologies Semiconductors"), a company organized under the laws of the Republic of Singapore and a wholly owned subsidiary of Temasek.


ITEM 2(b)         ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

The address of the principal business office of each of Temasek and Singapore Technologies Semiconductors is 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard, Singapore 238891.


ITEM 2(c)         CITIZENSHIP

Temasek and Singapore Technologies Semiconductors are both companies organized under the laws of the Republic of Singapore.


ITEM 2(d)         TITLE OF CLASS OF SECURITIES

This information statement relates to the Ordinary Shares, S$0.25 par value per share, of the Issuer (the "Ordinary Shares").


ITEM 2(e)         CUSIP NUMBER

The CUSIP number of the Ordinary Shares is 85227G102.


ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

Not applicable.

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ITEM 4            OWNERSHIP

a)       Amount beneficially owned:

         Singapore Technologies Semiconductors directly owns 712,228,050 Ordinary Shares. Prior to an internal restructuring involving Singapore Technologies Pte Ltd ("Singapore Technologies") that was completed on December 31, 2004, Singapore Technologies Semiconductors was a wholly-owned direct subsidiary of Singapore Technologies. In connection with such restructuring, all the shares of Singapore Technologies Semiconductors owned by Singapore Technologies were transferred to Temasek, and Singapore Technologies ceased to be a reporting person with effect from December 31, 2004. Accordingly, Singapore Technologies Semiconductors is now a wholly-owned direct subsidiary of Temasek, and Temasek may be deemed to beneficially own the 712,228,050 Ordinary Shares directly owned by Singapore Technologies Semiconductors. The filing of this Statement, however, should not be construed as an admission that Temasek is, for purposes of Section 13(g) of the Act, the beneficial owner of any of the Ordinary Shares directly owned by Singapore Technologies Semiconductors.


b)       Percent of class:

         The Ordinary Shares that may be deemed to be beneficially owned by Temasek constitute approximately 36.6% of the Ordinary Shares outstanding as at February 2, 2005.

         The Ordinary Shares directly owned by Singapore Technologies Semiconductors constitute approximately 36.6% of the Ordinary Shares outstanding as at February 2, 2005.


c)       Number of shares as to which such person has:

         With respect to the shared power to vote, or to direct the vote, and to dispose, or to direct the disposition of, Ordinary Shares please see
         Item 4(a) above regarding qualifications as to beneficial ownership.

         (i)      Sole power to vote or to direct the vote

                  Singapore Technologies Semiconductors: 712,228,050 Ordinary Shares

         (ii)     Shared power to vote or to direct the vote

                  Temasek: 712,228,050 Ordinary Shares

         (iii)    Sole power to dispose or to direct the disposition

                  Singapore Technologies Semiconductors: 712,228,050 Ordinary Shares

         (iv)     Shared power to dispose or to direct the disposition of

                  Temasek: 712,228,050 Ordinary Shares


ITEM 5            OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

In connection with an internal restructuring that was completed on December 31, 2004, all the shares of Singapore Technologies Semiconductors owned by Singapore Technologies were transferred to Temasek, and Singapore Technologies ceased to be a reporting person with effect from December 31, 2004.


                                       4
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ITEM 6            OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON

Not applicable.


ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable.


ITEM 8            IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.


ITEM 9            NOTICE OF DISSOLUTION OF GROUP

Not applicable.


ITEM 10           CERTIFICATIONS

Not applicable.





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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                   TEMASEK HOLDINGS (PRIVATE) LIMITED




February 14, 2005                  By     /s/ Lena Chia Yue Joo
                                        ----------------------------------------
                                   Name:   Lena Chia Yue Joo
                                   Title:  Managing Director - Legal/Secretariat


                                   SINGAPORE TECHNOLOGIES
                                   SEMICONDUCTORS PTE LTD




February 14, 2005                  By     /s/ Cheong Kok Tim
                                        ----------------------------------------
                                   Name:   Cheong Kok Tim
                                   Title:  Company Secretary



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